October 10, 2024

Anthony Sfarra
President and Director
Wells Fargo Commercial Mortgage Securities, Inc.
401 South Tryon Street
26th Floor
Charlotte, NC 28202

       Re: Wells Fargo Commercial Mortgage Securities, Inc.
           Registration Statement on Form SF-3
           Filed on September 13, 2024
           File No. 333-282099
Dear Anthony Sfarra:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
Risk Factors
Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on Business of the Transaction Parties, page 65

2. We note your disclosure sets forth an example that, "hackers recently engaged in attacks against organizations that are designed to disrupt key business services." As a
 October 10, 2024
Page 2

       result, "There can be no reassurance that the sponsors, the master servicer, the special servicer, the borrowers or the other transaction parties will not suffer any such losses in the future." Please revise to explain the relevancy of these attacks or provide further detail.
[Office Properties Have Special Risks], page 77

3. We note that you state, "office space may be adversely affected for a significant time after the pandemic ends, which may impact the ability of borrowers to lease their properties." This risk factor does not appear to reflect the current state of the COVID-
       19 pandemic and related market conditions, as the pandemic has come to an end.
       Please revise.
Pending Legal Proceedings Involving Transaction Parties, page 452

4. We note that you have disclosed that "sponsors have been involved in, and are currently involved in, certain litigation or potential litigation including actions relating to repurchase claims." Please revise to provide further detail and confirm that the disclosure will be updated to reflect current status at the time of an offering.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

5. Please revise footnote 7 to provide the complete file number of the Form SF-3 that you are incorporating by reference.
6.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Komul Chaudhry at 202-551-4746 or Rolaine Bancroft at 202-551-
3313 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Structured Finance